FORM 6-K

securities and exchange commission
washington, d.c. 20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of April 2021

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items
1.	Market Announcement Dated February 23, 2021: Notice of Significant Stockholding: Banco Clássico S.A.
2.	Market Announcement Dated February 23, 2021: Notice of Significant Stockholding: Pzena Investment Management Clients.
3.	Material Announcement Dated March 1, 2021: Board of Renova Approves Capital Increase.
4.	Material Announcement Dated March 5, 2021: Renova: R$ 362mn Loan Received to Complete Wind Complex.
5.	Material Announcement Dated March 26, 2021: Taesa: Studies of Possibility of Disinvestment.
6.	Convocation of Ordinary and Extraordinary General Meetings of Stockholders Dated March 26, 2021.
7.	Notice to Stockholders Dated April 12, 2021: EGM, April 30: Addition to Remote Voting Form: stock bonus.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães.

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: April 15, 2021

1.	Market Announcement Dated February 23, 2021: Notice of Significant Stockholding: Banco Clássico S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Notice of significant stockholding: Banco Clássico S.A.

In accordance with Article 12 of CVM Instruction 358 of Jan. 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais – listed and traded in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market:

Cemig has received correspondence from Banco Clássico S.A., stating that on February 18, 2021, through its exclusive fund FIA Dinâmica Energia, registered in the Brazilian registry of corporate taxpayers (CNPJ) under No. 08.196.003/0001-54, acquired

5,027,100	common shares in Cemig,
and sold the same number of preferred shares in Cemig.

The acquisition brings the interest in Cemig held by FIA Dinâmica Energia to

	127,706,077	common (ON) shares
or	25.15%	of the total of the common shares issued by Cemig,
and	31,328,172	common (PN) shares
or	3.09%	of the total of the preferred shares issued by Cemig,

resulting in an aggregate holding in Cemig of

10.47%	of Cemig’s total share capital.

In its communication Banco Clássico S.A. further states:

“... the objective of this transaction is to diversify the investments of FIA Dinâmica Energia in electricity, while seeking to direct part of the bank’s investments to Brazil’s infrastructure sector. ”

Belo Horizonte, February 23, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.	Market Announcement Dated February 23, 2021: Notice of Significant Stockholding: Pzena Investment Management Clients.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Notice of significant stockholding: Pzena Investment Management Clients

In accordance with Article 12 of CVM Instruction 358 of Jan. 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais – listed and traded in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market:

Cemig has received correspondence from Pzena Investment Management, LLC, investment consultants with head office at 320 Park Avenue, 8th floor, New York, NY, 10022, USA, stating that clients to which it provides the service of asset allocation hold,

in aggregate,	51,267,974	preferred shares in Cemig,
held through	884,399	ADRs,
representing	5.07%	of the total preferred shares issued by Cemig.

In its communication Pzena Investment Management, LLC further states:

“(i) the threshold crossing being notified herein was not made with the intent to alter the composition of the control or management structure of the Company; and

(ii) other than investment advisory agreements entered into between Pzena and Clients for the purposes of asset management which empower Pzena to exercise voting rights in respect of shares on Clients' behalf, there is no agreement or contract between Pzena, on the one hand, and part or all of the Clients who own the aggregate holdings being notified herein, on the other, regulating any acting in concert or similar arrangement with respect to the voting rights or the purchase and sale of securities issued by the Company.”

Belo Horizonte, February 23, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.	Material Announcement Dated March 1, 2021: Board of Renova Approves Capital Increase.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Board of Renova approves capital increase

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market:

Cemig’s affiliated company Renova Energia S.A. (‘Renova’) has today published the following Material Announcement:

“	Renova Energia S.A. - In Judicial Recovery (RNEW3; RNEW4; RNEW11) (‘Renova’ or the Company’) hereby informs stockholders and the market in general as follows:

On March 1, 2021, the Board of Directors of Renova approved an increase in the Company’s share capital, by private subscription of shares, within the authorized capital limit, comprising the ‘First Capital Increase and Conversion’, in accordance with Clause 14.1.1 of the Judicial Recovery Plan of Renova Energia S.A. – In Judicial Recovery and Other Consolidated Companies, of December 17, 2020 (‘the Consolidated Companies Plan’), and Clause 12.1.1 of the Judicial Recovery Plan of Alto Sertão Participações S.A. – In Judicial Recovery and Other Companies Comprising Phase A of the Alto Sertão III Project, of December 17, 2020 (‘the ASIII Phase A Plan’) (when jointly with the Consolidated Companies Plan, referred to as ‘the Plans’).

The capital increase was approved for the amount of: up to R$ 1,420,786,366.54,

partial confirmation being accepted

if the amount subscribed is greater than or equal to R$ 332,415,825.55,

– which is the amount of the credits to be capitalized under the Plans.

The capital increase and its final amount are subject to approval by the Board of Directors, after the periods for exercise of rights of first refusal and subscription of leftover shares by holders of subscription rights have expired.

Instructions for shareholders and holders of Units on the exercise of their rights of first refusal and subscription of leftover shares, and detailed information on the capital increase, are available on the websites of:

– the Company: ( http://ri.renovaenergia.com.br/ ); – the CVM ( https://www.gov.br/cvm/pt-br );

– and the São Paulo stock exchange (B3 – Brasil, Bolsa, Balcão) ( http://www.b3.com.br/ ). ”

Cemig further informs the public that Cemig GT, a stockholder of Renova, is not part of the group of creditors that have requested conversion of their credits into shares, and thus will not take part in the said capital increase. Thus, the equity interest held by Cemig GT in Renova will be reduced from 29.81% to 15.15% of the total share capital, since no other stockholder will take part in the capital increase.

Cemig emphasizes that this alteration will have no impact on the present shared control of Renova.

Cemig will keep its stockholders and the market informed on news relating to this subject, in accordance with the applicable regulations.

Belo Horizonte, March 1, 2021.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.	Material Announcement Dated March 5, 2021: Renova: R$ 362mn Loan Received to Complete Wind Complex.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: R$ 362mn loan received to complete wind complex

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market:

Cemig’s affiliated company Renova Energia S.A. (‘Renova’) has today published the following Material Announcement:

“	Providing complementary information to the Material Announcement published on December 17, 2020 and in compliance with CVM Instruction 358/2002, as amended, Renova Energia S.A. – in Judicial Recovery (RNEW3; RNEW 4 and RNEW11) (‘Renova’) informs its stockholders and the market in general as follows:

Renova reports receipt on today’s date of

R$ 362,465,162.50	(three hundred sixty two million four hundred sixty five
thousand one hundred sixty two Reais and fifty centavos)

in the form of a Debtor in Possession (DIP) loan contracted by its subsidiary Chipley SP Participações S.A. – In Judicial Recovery, with co-obligations assumed by Renova and Renova Participações S.A. – In Judicial Recovery, through a Bank Credit Note

structured by	Quadra Gestão de Recursos S.A. (‘Quadra Capital’)
and issued in favor of	QI Sociedade de Crédito Ltda.,

as specified and authorized in the Judicial Recovery proceedings of the Renova Group, currently in proceedings before the 2nd Court for Bankruptcies and Judicial Recovery of the Legal District of São Paulo State (‘the Transaction’).

The funds from the Transaction will enable works to be resumed for completion of construction and start of commercial operation of Phase A of the Alto Sertão III Wind Farm Complex.

The success of the Transaction and the finalization of works on Phase A of the Alto Sertão III Complex are fundamental pillars in the sustainable re-establishment of Renova’s operations, and are significant marks of our commitment to the plan for restructuring of the Renova Group.

Renova reiterates its commitment to keep stockholders and the market in general fully and timely informed in accordance with the applicable legislation. ”

Cemig will keep its stockholders and the market informed on news relating to this subject, in accordance with the applicable regulations.

Belo Horizonte, March 5, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.	Material Announcement Dated March 26, 2021: Taesa: Studies of Possibility of Disinvestment.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Taesa: Studies of possibility of disinvestment

Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market:

A process of evaluation is in progress of structures for disinvestment of Cemig’s equity interest in the share capital of Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’), within the overall concept of optimization of Cemig’s allocation of capital.

The process is at the phase of identification and assessment by the Company’s Executive Board, with the help of specialized advisors, of the alternatives available for making the disinvestment.

As soon as the analyses on a model and structure for a potential disinvestment of the Company’s interest in Taesa are finalized, the matter will be submitted to the Company’s Board of Directors for consideration.

For clarity, Cemig notes that this present announcement does not constitute an offer for sale of Cemig’s equity interest in Taesa. The purpose of this announcement is solely to keep the market informed on all significant matters relating to the Company, in line with its commitment to best practices in disclosure of information to the market.

Cemig will keep its stockholders and the market in general informed on the matters disclosed in this communication.

Belo Horizonte, March 26, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.	Convocation of Ordinary and Extraordinary General Meetings of Stockholders Dated March 26, 2021.

COMPANHIA ENERGÉTICA DE MINAS GERAIS

CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Ordinary (Annual) and Extraordinary General Meeting of Stockholders to be held on April 30, 2021, at 11 a.m., to decide on the matters listed below. Due to the Covid-19 pandemic, the Meeting will be held exclusively online, through an online platform to be made available by the Company. Stockholders will be able to vote at the Meeting either through the platform or by sending the Remote Voting Form. The Matters for decision are:

1.	Approval of the Report of Management and the Financial Statements for the year ended December 31, 2020, and the related complementary documents.
2.	Allocation of the net profit for 2020.
3.	Change in the composition of the Board of Directors, due to vacancy.
4.	Election of one alternate member for the Company’s Audit Board.
5.	Decision on the total remuneration of the Managers, the members of the Audit Board, and the Audit Committee.
6.	Increase in the Company’s share capital by issue of a stock bonus, and consequent alteration and consolidation of the by-laws.

Any stockholder who wishes to do so may exercise the right to vote using the remote voting system, in accordance with CVM Instruction 481/2009, by sending the corresponding Remote Voting Form (Boletim de Voto à Distância – ‘BVD’), through the stockholder’s custodian agent or mandated bank by April 23, 2021, or directly to the Company by email at: ri@cemig.com.br, by April 28, 2021.

Any stockholder who wishes to be represented by proxy at the said General Meetings of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and Paragraph 2 of Clause 10 of the Company’s by-laws, by sending to the email address ri@cemig.com.br, by email, preferably by April 28, 2021, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers.

Belo Horizonte, March 26, 2021

Márcio Luiz Simões Utsch

Chair of the Board of Directors

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.	Notice to Stockholders Dated April 12, 2021: EGM, April 30: Addition to Remote Voting Form: stock bonus.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

EGM, April 30: Addition to Remote Voting Form: stock bonus

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 481 of December 17, 2009 as amended, hereby notifies stockholders:

To rectify the content of the Remote Voting Form for use in connection with the Extraordinary General Meeting of Stockholders called for April 30, 2021, and principally to reflect the terms of the Convocation Notice issued for that meeting and the Ordinary (Annual) General Meeting to be held on the same date, Cemig has today re-presented the Remote Voting Form (Boletim de Voto à Distância – BVD) for the Extraordinary General Meeting.

The alteration is:

Inclusion of Item 6, as follows:

“6. Increase in the share capital of the Company by issue of a stock bonus, and consequent alteration and consolidation of the by-laws.”

The updated documentation is available on:

– Cemig’s website,	http://ri.cemig.com.br/

and on the websites of:

– the Brazilian Securities Commission,	www.cvm.gov.br
– and the São Paulo stock exchange (B3):	www.b3.com.br .

Belo Horizonte, April 12, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.